UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE TO/A (Rule 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 Amendment No. 3

BOOMERANG SYSTEMS, INC.
(Name of Subject Company (Issuer))

Boomerang Systems, Inc.
(Name of Filing Persons (Issuer))

6% Convertible Promissory Notes	Warrants to Purchase Common Stock
Issued November 1, 2011, November 18, 2011 and December 9, 2011	Issued November 1, 2011, November 18, 2011 and December 9, 2011
(“First Tranche Eligible Notes”)	(“First Tranche Eligible Warrants”)

6% Convertible Promissory Notes	Warrants to Purchase Common Stock
Issued June 14, 2012 and July 13, 2012	Issued June 14, 2012 and July 13, 2012
(“Second Tranche Eligible Notes”)	(“Second Tranche Eligible Warrants”)

6% Convertible Promissory Notes	Warrants to Purchase Common Stock
Issued December 28, 2012	Issued December 28, 2012
(“Third Tranche Eligible Notes”)	(“Third Tranche Eligible Warrants”)

(Title of Class of Securities)

[N/A]
(CUSIP Number of Class of Securities)

Boomerang Systems, Inc.
30 A Vreeland Road

Florham Park, New Jersey 07932
Phone: (973) 538-1194
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Brad L. Shiffman, Esq.

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Phone: (212) 885-5000
Facsimile: (212) 885-5001

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,565,183.85	$1,360.80	**
*	The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Notes has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Notes for the Shares.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,360.80                  Filing Party: Boomerang Systems, Inc.

Form or Registration No.: Schedule TO            Date Filed: July 11, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 11, 2014 (the “Original Schedule TO”) as amended on July 30, 2014 (“Amendment No. 1”) and on August 14, 2014 (“Amendment No. 2” and, together with the Original Schedule TO, Amendment No. 1, and this Amednment No. 3, the “Schedule TO”) by Boomerang Systems, Inc. (the “Company”). The Schedule TO relates to the right of holders of certain of its unsecured convertible promissory notes and outstanding warrants to purchase common stock to exchange such notes and warrants for shares of common stock of the Company (the “Offer”).

Amendment No. 2 extended the expiration of the Offer to October 15, 2014. As of the date of Amendment No. 2, and as of the date hereof, the Company has not received any Elections to Participate from holders of eligible securities.

This Amendment No. 3 incorporates by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 14, 2014. Accordingly, Item 10 of the Schedule TO is hereby amended and restated in its entiretly to read as follows:

“Item 10. Financial Statements.

(a) and (b) Financial Information; Pro Forma Information. The financial information set forth in (a) Item 8 Consolidated Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013, filed with the SEC on December 30, 2013, (b) the Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2014, filed with the SEC on May 20, 2014, (c) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 14, 2014, (d) the financial information set forth in the Offer to Exchange Section 11 Information Regarding Boomerang Systems, Inc. and (e) the information set forth in Section 17 Additional Information is incorporated herein by reference.”

This Amendment No. 3 includes only the items in the Schedule TO that are being amended. Unaffected items are not being included herein. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and the exhibits thereto and hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boomerang Systems, Inc.

By:	/s/ Mark R. Patterson
Name: Mark R. Patterson
Title: Chief Executive Officer

Date: August 20, 2014